# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Celularity Inc, CIK 0001752828
CUSIP: 151190204
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 170 PARK AVE, FLORHAM PARK, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 07/24/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001140361-21-025617
Filed by CIK 0001872884
Persons authorized to receive notices and communications: c/o Tan Kong Han, Dragasac Ltd., 25th Floor, Wisma Genting, Jalan Sultan Ismail, Kuala Lumpur, Wilayah Persekutuan, Malaysia (N8), 50250, (603) 2333-6888

## Reporting persons
- Dragasac Limited (CIK 0001872884): type of reporting person: other (OO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,335,630; sole dispositive power 0; shared dispositive power 6,335,630; aggregate amount beneficially owned 6,335,630 (23.8% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 26,653,298 Common Shares outstanding as of July 25, 2025, based on information provided by the Issuer.
- Resorts World Inc Pte. Ltd. (CIK 0002007400): type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 4,100,000; sole dispositive power 0; shared dispositive power 4,100,000; aggregate amount beneficially owned 4,100,000 (13.3% of the class)
  Comment: 1. Shared voting and dispositive power and the aggregate amount beneficially owned by the Reporting Person includes 4,100,000 Common Shares that the Reporting Person has the right to acquire upon exercise of warrants.
  
  2. Percent of class represented by amount in Row (11) is based on the sum of (i) 26,653,298 Common Shares outstanding as of July 25, 2025, based on information provided by the Issuer, plus (ii) 4,100,000 Common Shares issuable to the Reporting Person upon exercise of warrants, with (ii) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
- Genting Berhad (CIK 0001788489): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Malaysia (N8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,435,630; sole dispositive power 0; shared dispositive power 10,435,630; aggregate amount beneficially owned 10,435,630 (33.9% of the class)
  Comment: 1. Shared voting and dispositive power and the aggregate amount beneficially owned by the Reporting Person includes 4,100,000 Common Shares that RWI has the right to acquire upon exercise of warrants.
  
  2. Percent of class represented by amount in Row (11) is based on the sum of (i) 26,653,298 Common Shares outstanding as of July 25, 2025, based on information provided by the Issuer, plus (ii) 4,100,000 Common Shares issuable to RWI upon exercise of warrants, with (ii) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
- Lim Kok Thay (CIK 0001470308): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Malaysia (N8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 3,702,531; shared voting power 10,435,630; sole dispositive power 3,702,531; shared dispositive power 10,435,630; aggregate amount beneficially owned 14,138,161 (41% of the class)
  Comment: 1. Sole voting and dispositive power includes 3,700,000 Common Shares that the Reporting Person has the right to acquire upon exercise of a warrant, assuming the Reporting Person receives clearance from the Committee on Foreign Investment in the United States ("CFIUS"), if such clearance is required to exercise this warrant.
  
  2. Shared voting and dispositive power includes 4,100,000 Common Shares that RWI has the right to acquire upon exercise of warrants.
  
  3. Percent of class represented by amount in Row (11) is based on the sum of (i) 26,653,298 Common Shares outstanding as of July 25, 2025, based on information provided by the Issuer, (ii) 3,700,000 Common Shares issuable to the Reporting Person upon exercise of a warrant, and (iii) 4,100,000 Common Shares issuable to RWI upon exercise of warrants, each of (ii) and (iii) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Celularity Inc
Address of issuer's principal executive offices: 170 PARK AVE, FLORHAM PARK, New Jersey (NJ), 07932
Comment: Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 6 to the Schedule 13D ("Amendment No. 6") amends certain items of the Schedule 13D filed with the Commission on July 26, 2021 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 filed with the Commission on June 22, 2023, Amendment No. 2 filed with the Commission on January 17, 2024, Amendment No. 3 filed with the Commission on March 15, 2024, Amendment No. 4 filed with the Commission on December 19, 2024, and Amendment No. 5 filed with the Commission on January 28, 2025 (collectively, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.0001 per share (the "Common Shares"), of Celularity, Inc. (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by the following persons (each a "Reporting Person" and together the "Reporting Persons"):

i. Dragasac Limited, an Isle of Man limited company ("Dragasac");
ii. Resorts World Inc Pte. Ltd., a Singapore private company ("RWI");
iii. Genting Berhad, a Malaysian public company; and
iv. Lim Kok Thay, a Malaysian citizen ("Mr. Lim").
Residence or business address: The principal business address of each of Dragasac, Genting Berhad, and Mr. Lim is c/o Genting Berhad, 25th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Wilayah Persekutuan, Malaysia. The principal business address of RWI is 3, Lim Teck Kim Road, #09-02, Genting Centre, Singapore 088934.
Present principal occupation or employment:
Dragasac, an investment holding company, is an indirect wholly-owned subsidiary of Genting Berhad, a public company listed on the Malaysian stock exchange that is principally an investment holding and management company. Mr. Lim is an indirect beneficial owner of the largest shareholder of Genting Berhad, where he serves as Executive Chairman of the Board. RWI is a private company incorporated in Singapore. Genting Berhad indirectly holds 50% of RWI with the balance 50% indirectly held by Mr. Lim.

The board of directors of Dragasac is comprised of Mark Jonathan Lewin, Sharon Ann Cain, Wong Yee Fun, Tan Kong Han, and Colette Kerruish (alternate to Mark Jonathan Lewin and Sharon Ann Cain). The board of directors of Genting Berhad is comprised of Mr. Lim, Foong Cheng Yuen, Lim Keong Hui, Tan Kong Han, Koid Swee Lian, Manharlal a/l Ratilal, and Lee Tuck Heng. The executive officers of Genting Berhad are Mr. Lim (Executive Chairman), Lim Keong Hui (Deputy Chief Executive), Tan Kong Han (Chief Executive and President), and Wong Yee Fun (Chief Financial Officer). Each of the foregoing directors and executive officers, except Mark Jonathan Lewin, Sharon Ann Cain, and Colette Kerruish, are citizens of Malaysia and have a principal business address of:

c/o Genting Berhad,
25th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Wilayah Persekutuan
Malaysia

Mark Jonathan Lewin, Sharon Ann Cain, and Colette Kerruish are citizens of the United Kingdom and have a principal business address of:

c/o IQ EQ (Isle of Man) Limited, First Names House
Victoria Road, Douglas,
Isle of Man IM2 4DF

The board of directors of RWI is comprised of Lim Keong Hui, Gerard Lim Ewe Keng, Tan Kong Han, and Hiu Woon Yau. Each of the foregoing directors are citizens of Malaysia and have a principal business address of 3, Lim Teck Kim Road, #09-02, Genting Centre, Singapore 088934.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The responses to Item 2(a) and Item 2(c) of the Schedule 13D are incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 6 is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the terms agreed upon in the binding term sheet ("Term Sheet") between the Issuer and RWI dated February 12, 2025, RWI agreed to, among other things, an extension of that certain second forbearance agreement dated as of March 13, 2024. Specifically, RWI agreed not to exercise its rights and remedies upon the occurrence of any default under the second amended and restated senior secured loan agreement dated as of January 12, 2024 until an amendment is entered into between the Issuer and RWI whereby the maturity date of the following loans is extended to February 15, 2026: (i) an initial loan in the aggregate principal amount of $6,000,000, (ii) a second loan in the aggregate principal amount of $6,000,000, and (iii) a third loan in the aggregate principal amount of $15,000,000, net of an original issue discount amount equal to $3,750,000.

As agreed upon in the Term Sheet, on July 24, 2025, the exercise price of each of the following warrants was adjusted to $2.844 per Common Share, which represents a 10% discount from the closing price of the Issuer's Common Shares on July 24, 2025: (i) the RWI Warrant to purchase 300,000 Common Shares (as adjusted for the Reverse Stock Split) issued to RWI in June 2023, (ii) the Tranche 2 Warrants to purchase 1,350,000 Common Shares (as adjusted for the Reverse Stock Split) issued to RWI in January 2024, and (iii) the Forbearance Warrant to purchase 300,000 Common Shares issued to RWI in March 2024 (collectively, the "Amended and Restated RWI Warrants"). In addition, as agreed upon in the Term Sheet, on July 24, 2025, the Issuer issued to RWI a new warrant to purchase up to 500,000 Common Shares at an exercise price of $2.844 per Common Share, which represents a 10% discount from the closing price of the Issuer's Common Shares on July 24, 2025 (the "July 2025 RWI Warrant").

In addition, on July 21, 2025, the Issuer issued a promissory note to Mr. Lim in the aggregate principal amount of $6,812,230 that bears interest at 2% per annum and has a maturity date of March 21, 2026 (the "Lim Note"). In addition, Mr. Lim received a warrant to purchase 3,700,000 Common Shares at an exercise price of $2.528 per Common Share, which represents a 20% discount from the closing price of the Issuer's Common Shares on July 24, 2025, that is exercisable for five (5) years from (i) the date Mr. Lim receives clearance from CFIUS, if such clearance is required for Mr. Lim to exercise his warrant, or (ii) the date of issuance, if CFIUS clearance is not required for Mr. Lim to exercise his warrant (the "Lim Warrant").

The Company has agreed with Mr. Lim that a portion of the net proceeds from the issuance of the Lim Note will be used to fully settle the principal and all accrued interest of the loan from C.V. Starr & Co. ("Starr") pursuant to the loan agreement between the Company and Starr dated March 17, 2023.

The foregoing summary of each of the Term Sheet, the Amended and Restated RWI Warrants, the July 2025 RWI Warrant, the Lim Note, and the Lim Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Amended and Restated RWI Warrants, the July 2025 RWI Warrant, the Lim Note, and the Lim Warrant, each of which is attached hereto as an exhibit to this Amendment No. 6 and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, Dragasac directly owns 6,335,630 Common Shares, or approximately 23.8% of the Common Shares outstanding.

As of the date hereof, RWI may be deemed to beneficially own 4,100,000 Common Shares, or approximately 13.3% of the Common Shares outstanding, which consists entirely of Common Shares that RWI has the right to acquire upon exercise of warrants.

As of the date hereof, Genting Berhad may be deemed to beneficially own 10,435,630 Common Shares, or approximately 33.9% of the Common Shares outstanding. This amount includes (i) 6,335,630 Common Shares held directly by Dragasac and (ii) 4,100,000 Common Shares that RWI has the right to acquire upon exercise of warrants.

As of the date hereof, Mr. Lim may be deemed to beneficially own 14,138,161 Common Shares, or approximately 41.0% of the Common Shares outstanding. This amount includes (i) 6,335,630 Common Shares held directly by Dragasac, (ii) 4,100,000 Common Shares that RWI has the right to acquire upon exercise of warrants, (iii) 2,531 Common Shares held directly by Mr. Lim, and (iv) 3,700,000 Common Shares that Mr. Lim has the right to acquire upon exercise of a warrant, assuming Mr. Lim receives clearance from CFIUS, if such clearance is required to exercise this warrant.

In addition, as of the date hereof, one of the executive officers and directors of Genting Berhad, Lim Keong Hui, may be deemed to beneficially own 30,700 Common Shares, or approximately 0.1% of the Common Shares outstanding. Each of the Reporting Persons disclaims beneficial ownership over the Common Shares beneficially owned by Lim Keong Hui.

The percentages set forth herein are based on the sum of (i) 26,653,298 Common Shares outstanding as of July 25, 2025, based on information provided by the Issuer, plus (ii) the number of Common Shares issuable to each Reporting Person within sixty days, assuming exercise of warrants, which have been added to the total Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

Dragasac, Genting Berhad, and Mr. Lim may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of, the 6,335,630 Common Shares held directly by Dragasac. RWI, Genting Berhad, and Mr. Lim may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of, the 4,100,000 Common Shares that RWI has the right to acquire upon exercise of warrants. Mr. Lim may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 2,531 Common Shares held directly by Mr. Lim and the 3,700,000 Common Shares that Mr. Lim has the right to acquire upon exercise of warrants.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 6 is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 6 is incorporated by reference herein.

Except as set forth in the Schedule 13D, as amended by this Amendment No. 6, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.22 Term Sheet, dated February 12, 2025 (incorporated by reference to Exhibit 10.68 to Amendment No. 1 to Form S-1 filed by the Issuer with the SEC on February 13, 2025).

Exhibit 99.23 Amended and Restated RWI Warrant dated June 20, 2023.

Exhibit 99.24 Amended and Restated Tranche 2 Warrants dated January 16, 2024.

Exhibit 99.25 Amended and Restated Forbearance Warrant dated March 13, 2024.

Exhibit 99.26 July 2025 RWI Warrant dated July 24, 2025.

Exhibit 99.27 Lim Note.

Exhibit 99.28 Lim Warrant dated July 21, 2025.

## Signatures
- Dragasac Limited: /s/ Tan Kong Han, Tan Kong Han / Director (07/28/2025)
- Resorts World Inc Pte. Ltd.: /s/ Hiu Woon Yau, Hiu Woon Yau / Director (07/28/2025)
- Genting Berhad: /s/ Loh Bee Hong, Elaine, Loh Bee Hong, Elaine / Company Secretary (07/28/2025)
- Lim Kok Thay: /s/ Lim Kok Thay, Lim Kok Thay (07/28/2025)